

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 20, 2009

Mr. Timothy G. Byrd, Sr.
Chief Executive Officer/Chief Financial Officer
Adino Energy Corporation
2500 City West Boulevard
Suite 300
Houston, TX 77042

      Re: Adino Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 18, 2009

Dear Mr. Byrd:

     We have completed our review of your 2008 Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Chris White
                       Branch Chief